As filed with the Securities and Exchange Commission on January 23, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BEDFORD PROPERTY INVESTORS, INC.

(Exact name of registrant as specified in its charter)

Maryland	68-0306514
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

270 Lafayette Circle

Lafayette, California 94549

(925) 283-8910

(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)

Peter B. Bedford

Chief Executive Officer

Bedford Property Investors, Inc.

270 Lafayette Circle

Lafayette, California 94549

(925) 283-8910

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Dennis Klimmek, Esq. Executive Vice President, General Counsel and Secretary Bedford Property Investors, Inc. 270 Lafayette Circle Lafayette, California 94549 (925) 283-8910	Kevin P. Kennedy, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)(2)	Proposed Maximum Aggregate Price Per Security (2)(3)	Proposed Maximum Aggregate Offering Price (1)(2)(3)	Amount of Registration Fee (2)(3)

Debt Securities, Preferred Stock (4) and Common Stock (5)	$250,000,000	100%	$250,000,000	$20,225

(1)	The initial public offering price of any debt securities denominated in any foreign currencies or currency units shall be the U.S. dollar equivalent thereof based on the prevailing exchange rates at the respective times such securities are first offered. For debt securities issued with an original issue discount, the amount to be registered is the amount as shall result in aggregate gross proceeds of up to $250,000,000.

(2)	Pursuant to General Instruction II.D to Form S-3, the Amount to be Registered, Proposed Maximum Aggregate Price Per Security and Proposed Maximum Aggregate Offering Price have been omitted for each class of securities that are registered hereby.

(3)	The registration fee for the unallocated securities registered hereby has been calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended, and reflects the maximum offering price of securities that may be issued rather than the principal amount of any securities that may be issued at a discount.

(4)	An indeterminate number of shares of preferred stock of the registrant are covered by this registration statement. Shares of preferred stock may be issued separately or upon the conversion of debt securities that are registered hereby.

(5)	An indeterminate number of shares of common stock of the registrant are covered by this registration statement. Shares of common stock may be issued separately or upon the conversion of either the debt securities or the shares of preferred stock, each of which is registered hereby. Shares of common stock issued upon conversion of the debt securities and the preferred stock will be issued without the payment of additional consideration.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholder are soliciting an offer to buy these securities in any state where the offer, solicitation or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 23, 2004

PROSPECTUS

$250,000,000

Debt Securities

Preferred Stock

Common Stock

We may offer from time to time, in one or more series, up to an aggregate of $250,000,000 of our debt securities, preferred stock, common stock or any combination of these securities. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest in any of our securities.

We are organized and conduct our operations to qualify as a real estate investment trust for federal income tax purposes. To assist us in complying with federal income tax requirements applicable to real estate investment trusts, our charter contains restrictions relating to the ownership and transfer of our stock, including an ownership limit that prevents any one individual from holding more than 9.8% of the value of our outstanding equity stock on a combined basis. Please refer to the “Description of Securities” section of this prospectus for a discussion of these restrictions.

See the “ Risk Factors” section of this prospectus beginning on page 3 for a discussion of the risks relevant to an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus, including the documents incorporated by reference into this prospectus, are forward-looking statements, including but not limited to those specifically identified as such, that involve risks and uncertainties. The statements contained in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “could”, “should”, “propose”, “continue”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and similar terms and phrases are used in this prospectus to identify forward-looking statements. Forward-looking statements included in this prospectus include, but are not limited to, statements under the captions “Summary” and “Risk Factors” regarding our future financial condition, prospects, developments and business strategies. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

These forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

•	changes in general economic and business conditions;

•	the failure of properties managed by us to perform as anticipated;

•	changes in the level of competition in our industry;

•	a continuation of the economic downturn in the California and other real estate markets in which we operate;

•	our ability to retain our senior management and attract and retain qualified and experienced employees;

•	our substantial leverage and debt service obligations; and

•	our ability to incur additional indebtedness.

All of the forward-looking statements should be considered in light of these factors. Except as required by law, we do not undertake any obligation to update our forward-looking

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statements or the risk factors contained in this prospectus to reflect new information or future events or otherwise.

We urge you to review carefully the “Risk Factors” section of this prospectus for a more complete discussion of the risks involved in an investment in our securities.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20459, and obtain copies of our filings at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. In addition, you may look at our filings at the offices of the New York Stock Exchange, Inc., which is located at 20 Broad Street, New York, New York 10005. Our SEC filings are available at the NYSE because our common stock is listed and traded on the NYSE under the symbol “BED”. We also have a website (http://www.bedfordproperty.com) through which you may access our filings. Information contained on our website is not and should not be deemed a part of this prospectus.

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INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. Information furnished under Item 9 or Item 12 of our current reports on Form 8-K is not incorporated by reference in this prospectus.

We incorporate by reference the following documents:

•	our annual report on Form 10-K for the year ended December 31, 2002;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	our current reports on Form 8-K filed on March 20, 2003, July 21, 2003, August 5, 2003 and December 23, 2003; and

•	all future filings that we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that we have registered under the registration statement of which this prospectus forms a part.

You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

Investor Relations

Bedford Property Investors, Inc.

270 Lafayette Circle

Lafayette, CA 94549

(925) 283-8910

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information appearing in this prospectus or a prospectus supplement or amendment or any documents incorporated by reference therein is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

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SUMMARY

This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus and the documents incorporated by reference into this prospectus, including the more detailed information in the financial statements and the accompanying notes contained in our annual report on Form 10-K for the year ended December 31, 2002 and in our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003. Unless the context indicates otherwise, the terms “we”, “our” and “us” refer to Bedford Property Investors, Inc.

Our Company

Bedford Property Investors, Inc. is the successor of ICM Property Investors, Incorporated (or ICM), a real estate investment trust (or REIT) incorporated in Delaware in 1984. In July 1993, ICM was reorganized in the State of Maryland under the name of Bedford Property Investors, Inc. Equipped with a new board of directors and a new management team, we became a self-administered and self-managed equity REIT that engages in the business of owning, managing, acquiring and developing industrial and suburban office properties proximate to metropolitan areas in the western United States.

We seek to grow our asset base through the acquisition of industrial and suburban office properties and portfolios of these properties, as well as through the development of new industrial and suburban office properties. Our strategy is to operate in suburban markets that are experiencing, or are expected to experience, superior economic growth and are subject to limitations on the development of similar properties. We believe that employment growth is a reliable indicator of future demand for both industrial and suburban office space. In addition, we believe that supply-side constraints, including limited availability of undeveloped land in a market, increase that market’s potential for higher than average rental growth over time. We continue to target selected markets in which our current properties are located, as well as other markets in which we have expertise.

Our Corporate Information

We are incorporated in the State of Maryland. Our principal executive offices are currently located at 270 Lafayette Circle, Lafayette, California 94549. Our telephone number at that address is (925) 283-8910. Our website is located at http://www.bedfordproperty.com. Information contained on our website does not constitute part of this prospectus.

The Securities We May Offer

This prospectus provides you with a general description of the securities that we may offer. Each time that we sell the securities described in here, we will provide you with a prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of our securities, you should carefully read this prospectus with the applicable prospectus supplement. Together, these documents will give the specific terms of the securities that we are offering.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of $250,000,000 of any of the following securities:

•	debt securities;

•	preferred stock; and

•	common stock.

Debt Securities

We may offer unsecured general obligations, which may be either senior or subordinated, and may be convertible into shares of our common stock or shares of our preferred stock. In this prospectus, we refer to our senior debt securities and subordinated debt securities together as our “debt securities.” The senior debt securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be entitled to payment only after payment of our senior debt, including amounts under our current or future credit facilities.

Our debt securities will be issued under one of two indentures between us and a trustee. We have summarized the general features of our debt securities under the “Description of Securities—Debt Securities” section of this prospectus. We encourage you to read the indentures, the form of each of which is an exhibit to the registration statement of which this prospectus forms a part.

Preferred Stock

We may offer shares of our preferred stock, par value $0.01 per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series of preferred stock being offered.

Common Stock

We may offer shares of our common stock, par value $0.02 per share. Holders of our common stock are entitled to receive dividends when declared by our board of directors, subject to the rights of the holders of our preferred stock. Each holder of our common stock is entitled to one vote per share. Except as described in this prospectus, the holders of our common stock have no preemptive rights or cumulative voting rights. Please refer to the “Description of Securities” section of this prospectus for a more complete discussion of dividend, voting, conversion and other rights with respect to our outstanding shares of common stock and Series A preferred stock.

RISK FACTORS

Investing in our securities involves risks, including the risks described in this prospectus and in the other documents that are incorporated by reference into this prospectus. Additional risks relating to any particular securities that we may offer pursuant to this prospectus will be included in the applicable prospectus supplement. Other risks and uncertainties that we have not yet identified or that we currently think are immaterial may also harm our business and financial condition in the future. Any of the following risks could harm our business, operating results or financial condition and could result in a complete loss of your investment. You should carefully consider the risk factors before investing in any of our securities.

We could experience a reduction in rental income if we are unable to renew or relet space on expiring leases on current lease terms, or at all.

A significant portion of our leases is scheduled to expire in the near future. As of September 30, 2003, leases representing 4%, 20%, 24% and 15% of our total annualized base rent were scheduled to expire during the remainder of 2003, 2004, 2005 and 2006, respectively. If the rental rates upon reletting or renewal of leases were significantly lower than current rates, or if we were unable to lease a significant amount of space on economically favorable terms, or at all, our results of operations could suffer. We are subject to the risk that, upon expiration, some of these or other leases will not be renewed, the space may not be relet, or the terms of renewal or reletting, including the costs of required renovations or concessions to tenants, may be less favorable than current lease terms. We could face difficulties reletting our space on commercially acceptable terms when it becomes available. In addition, we expect to incur costs in making improvements or repairs to our properties required by new or renewing tenants and expenses associated with brokerage commissions payable in connection with the reletting of space. Similarly, our rental income could be reduced by vacancies resulting from lease expirations or by rental rates that are less favorable than our current terms. If we are unable to promptly renew leases or relet space or if the expenses relating to tenant turnover are greater than expected, our financial results could be harmed.

Our leases with our 25 largest tenants generate approximately 43% of our base rent, and the loss of one or more of these tenants, as well as the inability to re-lease this space on equivalent terms, could harm our results of operations.

As of September 30, 2003, our 25 largest tenants accounted for approximately 43% of our total annualized base rent. One of these tenants, in Renton, Washington, representing approximately 4% of our annualized base rent, has already notified us that it does not intend to renew its lease upon expiration in February 2004. Additionally, we have been advised by another large tenant, in Denver, Colorado, that it will not renew the 197,000 square feet that it currently leases. This tenant, whose lease expires on January 31, 2005, also represents approximately 4% of our annualized base rent. The re-leasing of the footage in the Renton and Denver markets will require considerable capital expenditures and an indeterminate period of time. If we were to lose any more of our large tenants, or if any one or more of these tenants were to declare bankruptcy or to fail to make rental payments when due, and we are unable to release this space on equivalent terms, our ability to make distributions to our stockholders could be compromised.

A significant portion of our base rent is generated by properties in California, and our business could be harmed by an economic downturn in the California real estate market or a significant earthquake.

As of September 30, 2003, approximately 52% of our total annualized base rent was generated by our properties located in the State of California. As a result of this geographic concentration, the performance of the commercial real estate markets and the local economies in various areas within California could affect the value of these properties and the rental income from these properties and, in turn, our results of operations. In addition, the geographic concentration of our properties in California in close proximity to regions known for their seismic activity exposes us to the risk that our operating results could be harmed by a significant earthquake.

Future declines in the demand for office and light industrial space in the greater San Francisco Bay Area could harm our results of operations and, consequently, our ability to make distributions to our stockholders.

Approximately 14% of our net operating income for the nine months ended September 30, 2003 was generated by our office properties and flex industrial properties located in the greater San Francisco Bay Area. As a result, our business is somewhat dependent on the condition of the San Francisco Bay Area economy in general and the market for office space in the San Francisco Bay Area in particular. The market for this space in the San Francisco Bay Area is in the midst of one of the most severe downturns of the past several decades. This downturn has been precipitated by the unprecedented collapse of many technology and so-called “dot com” businesses that, during the past several years, had been chiefly responsible for generating demand for and increased prices of local office properties. This downturn has harmed, and may continue to harm, our results of operations. For example, during the third quarter of 2003, we experienced a 28.5% decline in weighted average rental rates on new leases and renewed leases combined compared to the prior rents for these spaces. This decline was primarily attributable to a 49% decrease in the rental rates that we were able to obtain on three renewals and one new lease in the Silicon Valley area compared to the prior rents for these spaces. Excluding these four transactions, the average decline in rental rates would have been approximately 9% for the quarter. We also expect that the Silicon Valley area as a whole may experience higher than usual lease turnover during the next two years, which may increase area vacancy rates and further depress market rents for commercial real estate. In the event this downturn continues or economic conditions in the San Francisco Bay Area worsen, it could harm the market value of our properties, the results derived from such properties and our ability to make distributions to our stockholders.

Real estate investments are inherently risky, and many of the risks involved are beyond our ability to control.

Real property investments are subject to numerous risks. The yields available from an equity investment in real estate depend on the amount of income generated and costs incurred by the related properties. If the properties in which we invest do not generate sufficient income to meet costs, including debt service, tenant improvements, third-party leasing commissions and capital expenditures, our results of operations and ability to make distributions to our stockholders could suffer. Revenues and values of our properties may also be harmed by a number of other factors, some of which are beyond our control, including:

•	the national economic climate;

•	the local economic climate;

•	local real estate conditions, including an oversupply of space or a reduction in demand for real estate in an area;

•	the attractiveness of our properties to tenants;

•	competition from other available space;

•	our ability to provide adequate maintenance and insurance to cover other operating costs, government regulations and changes in real estate, zoning or tax laws, and interest rate levels;

•	the availability of financing; and

•	potential liabilities under environmental and other laws.

If our tenants experience financial difficulty or seek the protection of bankruptcy laws, our funds from operations could suffer.

Our commercial tenants may, from time to time, experience downturns in their business operations and finances due to adverse economic conditions, which may result in their failure to make rental payments to us on a timely basis or at all. Missed rental payments, in the aggregate, could impair our funds from operations and, as a result, our ability to make distributions to our stockholders.

At any time, a tenant could seek the protection of the bankruptcy laws, which might result in the modification or termination of the tenant’s lease and cause a reduction in our cash flow. During the nine months ended September 30, 2003, three of our tenants, representing less than 1% of our base rent, filed for bankruptcy. In the event of default by or bankruptcy of a tenant, we may experience delays in enforcing our rights as lessor and may incur substantial costs in protecting our investment. The default, bankruptcy or insolvency of a major tenant may harm us and our ability to pay dividends to our stockholders. Any failure of our tenants to affirm their leases following bankruptcy could reduce our funds from operations.

Our dependence on smaller businesses to rent office space could negatively affect our cash flow.

Many of the tenants in our properties operate smaller businesses that may not have the financial strength of larger corporate tenants. Smaller companies generally experience a higher rate of failure and are generally more susceptible to financial risks than large, well-capitalized enterprises. Dependence on these companies could create a higher risk of tenant defaults, turnover and bankruptcies, all of which could harm our ability to pay dividends.

The acquisition and development of real estate is subject to numerous risks, and the cost of bringing any acquired property to standards for its intended market position could exceed our estimates.

A significant portion of our leases is scheduled to expire in 2004, 2005 and 2006. To supplement the losses in net operating income caused by the leasing turnover, we have expanded our acquisitions program in 2003, with new purchases totaling approximately $85 million, and we expect to continue to focus on property acquisitions in the near future. As a part of the acquisitions program, we may acquire industrial and suburban office properties and portfolios of these properties, which may include the acquisition of other companies and business entities owning the properties. Although we engage in due diligence review for each new acquisition, we may not be aware of all potential liabilities and problems associated with a property. We may have limited contractual recourse, or no contractual recourse, against the sellers of a property. In the future, we expect the majority of our properties and portfolios of properties to be acquired on an “as is” basis, with limited recourse against the sellers. In addition, our investments may fail to perform in accordance with our expectations. Further, estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property might prove inaccurate. To the extent that we acquire properties with substantial vacancies, as we have in the past, we may be unable to lease vacant space in a timely manner or at all, and the costs of obtaining tenants, including tenant improvements, lease concessions and brokerage commissions, could prove more costly than anticipated.

Real estate development is subject to other risks, including the following:

•	the risks of difficult and complicated construction projects;

•	the risks related to the use of contractors and subcontractors to perform all or substantially all construction activities;

•	the risk of development delays, unanticipated increases in construction costs, environmental issues and regulatory approvals; and

•	financial risks relating to financing and construction loan difficulties.

Additionally, the time frame required for development, construction and lease-up of these properties means that we may have to wait a few years or more for a significant cash return to be realized.

We may abandon development opportunities resulting in direct expenses to us.

From time to time, we may invest significant time and resources exploring development opportunities that we subsequently decide are not in our best interest. The costs of investigating these opportunities will still be considered a direct expense and may harm our financial condition.

Our uninsured or underinsured losses could result in a loss in value of our properties.

We currently maintain general liability coverage with primary limits of $1 million per occurrence and $2 million in the aggregate, as well as $40 million of umbrella/excess liability coverage. This coverage protects us against liability claims as well as the cost of legal defense. We carry property “All Risks” insurance of $200 million on a replacement value basis covering both the cost of direct physical damage and the loss of rental income. Separate flood and earthquake insurance is provided with an annual aggregate limit of $10 million, subject to a deductible of 5% of total insurable value per building and respective rent loss with respect to earthquake coverage. Additional excess earthquake coverage with an aggregate limit of $20 million is provided for properties located in California, which represent approximately 52% of our portfolio’s annual base rent. We also carry additional excess earthquake insurance with an aggregate limit of $10 million for properties located in Washington. Some losses, including those due to acts of war, nuclear accidents, pollution, mold or terrorism, may be either uninsurable or not economically insurable. However, we do presently carry insurance for terrorism losses as defined under the Terrorism Risk Insurance Act of 2002 under our “All Risks” property policies, liability policies, primary and umbrella/excess policies. In addition, “non-certified” terrorism coverage is provided under our property policy for losses in excess of $10 million up to the $200 million limit.

Some losses could exceed the limits of our insurance policies or could cause us to bear a substantial portion of those losses due to deductibles under those policies. If we suffer an uninsured loss, we could lose both our invested capital in and anticipated cash flow from the property while being obligated to repay any outstanding indebtedness incurred to acquire the property. In addition, a majority of our properties are located in areas that are subject to earthquake activity. Although we have obtained earthquake insurance policies for all of our properties, if one or more properties sustain damage as a result of an earthquake, we may incur substantial losses up to the amount of the deductible under the earthquake policy and, additionally, to the extent that the damage exceeds the policy’s maximum coverage. Although we have obtained owner’s title insurance policies for each of our properties, the title insurance may be in an amount less than the current market value of some of the properties. If a title defect results in a loss that exceeds insured limits, we could lose all or part of our investment in, and anticipated gains, if any, from, the property. Furthermore, the current insurance market is characterized by rising premium rates, increasing deductibles and more restrictive coverage language. Continued increases in the costs of insurance coverage or increased limits or exclusions in insurance policy coverage could negatively affect our financial results.

If we fail to maintain our qualification as a real estate investment trust, we could experience adverse tax and other consequences, including the loss of deductibility of dividends in calculating our taxable income and the imposition of federal income tax at regular corporate rates.

We have elected to qualify as a real estate investment trust (or REIT) under Sections 856 to 860 of the Internal Revenue Code of 1986, as amended. We believe that we have been organized and have operated in a manner so as to have satisfied the REIT qualification requirements since 1985. However, the IRS could challenge our qualification as a REIT for taxable years still subject to audit, and we may fail to qualify as a REIT in the future.

Qualification as a REIT involves the application of highly technical and complex tax provisions, and the determination of various factual matters and circumstances not entirely within our control may have an impact on our ability to maintain our qualification as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources and we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. In addition, we cannot assure you that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification. We are not aware of any proposal to amend the tax laws that would significantly and negatively affect our ability to continue to operate as a REIT.

If we fail to maintain our qualification as a REIT, or are found not to have qualified as a REIT for any prior year, we would not be entitled to deduct dividends paid to our stockholders and would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. In addition, unless entitled to statutory relief, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce amounts available for investment or distribution to stockholders because of any additional tax liability for the year or years involved. In addition, we would no longer be required by the Internal Revenue Code to make any distributions. As a result, disqualification as a REIT would harm us and our ability to make distributions to our stockholders. To the extent that distributions to stockholders have been made in anticipation of our qualification as a REIT, we might be required to borrow funds or to liquidate investments to pay the applicable tax.

We must comply with strict income distribution requirements to maintain favorable tax treatment as a REIT. If our cash flow is insufficient to meet our operating expenses and the distribution requirements, we may need to incur additional borrowings or otherwise obtain funds to satisfy these requirements.

To maintain REIT status, we are required each year to distribute to our stockholders at least 90% of our REIT taxable income, excluding net capital gains. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income and 95% of our capital gain net income for the calendar year plus any amount of such income not distributed in prior years. Although we anticipate that cash flow from operations will be sufficient to pay our operating expenses and meet the distribution requirements, we cannot assure you that this will occur, and we may need to incur borrowings or otherwise obtain funds to satisfy the distribution requirements associated with maintaining the REIT qualification. In addition, differences in timing between the receipt of income and payment of expenses in arriving at our taxable income could require us to incur borrowings or otherwise obtain funds to meet the distribution requirements necessary to maintain our qualification as a REIT. We cannot assure you that we will be able to borrow funds or otherwise obtain funds if and when necessary to satisfy these requirements.

As a REIT, we are subject to complex constructive ownership rules that limit any holder to 9.8% in value of our outstanding common and preferred stock, taken together. Any shares transferred in violation of this rule are subject to redemption by us and any such transaction is voidable.

To maintain REIT qualification, our charter provides that no holder is permitted to own more than 9.8% in value of our outstanding common and preferred stock, taken together, or more than 9.8% (in value or number) of our outstanding common stock. In addition, no holder is permitted to own any shares of any class of our stock if that ownership would cause more than 50% in value of our outstanding common and preferred stock, taken together, to be owned by five or fewer individuals, would result in our stock being beneficially owned by less than 100 persons or would otherwise result in our failure to qualify as a REIT. Acquisition or ownership of our common or preferred stock in violation of these restrictions results in automatic transfer of the stock to a trust for the benefit of a charitable beneficiary or, under specified circumstances, the violative transfer may be deemed void or we may choose to redeem the violative shares. Peter B. Bedford is subject to higher ownership limitations than our other stockholders. Specifically, Mr. Bedford is not permitted to own more than 15% of the lesser of the number or value of the outstanding shares of our common stock.

The ownership limitations described above are applied using the constructive ownership rules of the Internal Revenue Code. These rules are complex and may cause common or preferred stock owned beneficially or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding common or preferred stock or the acquisition of an interest in an entity that owns our common or preferred stock by an individual or entity could cause that individual or entity or another individual or entity to constructively own stock in excess of the limits and subject that stock to the ownership restrictions in our charter.

We rely on the services of our key personnel, particularly our chief executive officer, and their expertise and knowledge of our business would be difficult to replace.

We are highly dependent on the efforts of our senior officers, and in particular Peter B. Bedford, our chairman and chief executive officer. While we believe that we could find suitable replacements for these key personnel, the loss of their services could harm our business. In addition, our credit facility provides that it is an event of default if Mr. Bedford ceases for any reason to be our chairman or chief executive officer and a replacement reasonably satisfactory to the lenders has not been appointed by our board of directors within six months. We have entered into an amended employment agreement with Mr. Bedford pursuant to which he will serve as chairman of the board and chief executive officer on a substantially full-time basis until the agreement is terminated by the board of directors.

The commercial real estate industry is highly competitive, and we compete with companies, including REITs, that may be able to purchase properties at lower capitalization rates than would be accretive for us.

We seek to grow our asset base through the acquisition of industrial and suburban office properties and portfolios of these properties, as well as through the development of new industrial and suburban office properties. Many real estate companies, including other REITs, compete with us in making bids to acquire new properties. The level of competition to acquire income-producing properties is largely measured by the capitalization rates at which properties are trading. The capitalization rate is the annual yield that property produces on the investment. Currently, capitalization rates are low due to the amount of capital available for investment and attractive debt financing terms. As a result, we may not be able to compete effectively with companies, including REITs, that may be able to purchase properties at lower capitalization rates than would be accretive for us.

Many of our properties are located in markets with an oversupply of space, and our ability to compete effectively with other properties to attract tenants may be limited to the extent that competing properties may be newer, better capitalized or in more desirable locations than our properties.

Numerous industrial and suburban office properties compete with our properties in attracting tenants. Some of these competing properties are newer, better located or better capitalized than our properties. Many of our investments are located in markets that have a significant supply of available space, resulting in intense competition for tenants and lower rents. We believe the oversupply of available space relative to demand is likely to increase in the near to intermediate term due to the softening U.S. economy. The number of competitive properties in a particular area could negatively impact our ability to lease space in the properties or at newly acquired or developed properties.

We could incur costs from environmental liabilities even though we did not cause, contribute to, or know about them.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be held liable for the costs of removal or remediation of hazardous or toxic substances released on, above, under or in a property. These laws often impose liability regardless of whether the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In addition, environmental laws often impose liability on a previous owner of property for hazardous or toxic substances present during the prior ownership period. A transfer of the property may not relieve an owner of all liability. Accordingly, we could be liable for properties previously sold or otherwise divested. The costs of removal or remediation could be substantial. Additionally, the presence of the substances, or the failure to properly remove them, may harm our ability to borrow using the real estate as collateral.

All of our properties have had Phase I environmental site assessments, which involve inspection without soil sampling or groundwater analysis, by independent environmental consultants and have been inspected for hazardous materials as part of our acquisition inspections. None of the Phase I assessments has revealed any environmental problems requiring material costs for clean up. The Phase I assessment for Milpitas Town Center, however, indicates that the groundwater under that property either has been or may in the future be, impacted by the migration of contaminants originating off-site. According to information available to us, the responsible party for this offsite source has been identified and has begun clean up. We do not believe that this environmental matter will impair the future value of Milpitas Town Center in any significant respect or that we will be required to fund any portion of the cost of remediation. We cannot assure you, however, that these Phase I assessments or our inspections have revealed all environmental liabilities and problems relating to our properties.

We believe that we are in compliance in all material respects with all federal, state and local laws regarding hazardous or toxic substances. To date, compliance with federal, state and local environmental protection regulations has not had a material effect on us. However, we cannot assure you that costs relating to the investigation and remediation of environmental issues for properties currently or previously owned by us, or properties that we may acquire in the future, or other expenditures or liabilities, including claims by private parties, resulting from hazardous substances present in, on, under or above the properties or resulting from circumstances or other actions or claims relating to environmental matters, will not harm us and our ability to pay dividends to our stockholders.

Costs associated with moisture infiltration and resulting mold remediation may be significant.

Concern about indoor exposure to mold has been increasing because this exposure is allegedly linked to various adverse effects on health. Increasingly, insurance companies are excluding mold-related risks from their policy coverage, and it is excluded from our coverage. Costs and potential liability stemming from tenant exposure to mold and the increased costs of renovating and remodeling buildings with exposure to mold could harm our financial position and results.

We could incur unanticipated costs to comply with the Americans with Disabilities Act, and any non-compliance could result in fines.

Under the Americans with Disabilities Act (or the ADA), all public accommodations and commercial facilities are required to meet federal requirements related to access and use by disabled persons. Compliance with the ADA requires removal of access barriers, and any non- compliance may result in the imposition of fines by the U.S. government or an award of damages to private litigants. Although we believe that our properties are substantially in compliance with these requirements, we may in the future incur costs to comply with the ADA with respect to both existing properties and properties acquired in the future, which could limit our ability to make distributions to stockholders.

We are subject to numerous federal, state and local regulatory requirements, and any changes to existing regulations or new laws may result in significant, unanticipated costs.

Our properties are, and any properties we may acquire in the future will be, subject to various other federal, state and local regulatory requirements, including local building codes. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We believe that our properties are currently in substantial compliance with all applicable regulatory requirements, although expenditures at properties owned by us may be necessary to comply with changes in these laws. Although no material expenditures are contemplated at this time to comply with any laws or regulations, we cannot assure you that these requirements will not be changed or that new requirements will not be imposed that would require significant unanticipated expenditures by us, which could harm us and our ability to make distributions to our stockholders. Similarly, changes in laws increasing the potential liability for environmental conditions existing on our properties could result in significant unanticipated expenditures.

Our $150 million credit agreement and our mortgage loans are collateralized by approximately 86% of our total real estate assets, and in the event of default under any of these debt instruments, our lenders could foreclose on the collateral securing this indebtedness.

As of September 30, 2003, our $150 million credit facility had an outstanding balance of $82.2 million, and we had other floating rate loans of $42.1 million. Borrowings under our credit facility bear interest at a floating rate, and we may from time to time incur or assume other indebtedness also bearing interest at a floating rate. In that regard, our results of operations for the last year have benefited from low levels of interest rates that are currently near historic lows. Should this trend in interest rates reverse itself, our operating results would be harmed. As of September 30, 2003, our $150 million credit facility was secured by mortgages on 25 properties that accounted for approximately 28% of our annualized base rent, along with the rental proceeds from those properties. As of September 30, 2003, these 25 properties comprised approximately 28% of our total real estate assets.

Our fixed rate mortgage loans were in the aggregate approximately $243.2 million as of September 30, 2003. All of our mortgage loans were collateralized by 55 properties that accounted for approximately 61% of our annualized base rent and approximately 58% of our total real estate assets. If we fail to meet our obligations under the credit facility, the mortgage loans, or any other debt instruments we may enter into from time to time, including failure to comply with financial covenants, the holders of this indebtedness generally would be entitled to demand immediate repayment of the principal and to foreclose upon any collateral securing this indebtedness. In addition, default under or acceleration of any debt instrument could, pursuant to cross-default clauses, cause or permit the acceleration of other indebtedness. Any default or acceleration would harm us, jeopardizing our qualification as a REIT and threatening our continued viability.

We use borrowings to finance the acquisition, development and operation of properties and to repurchase our common stock, and we cannot assure you that financing will be available on commercially reasonable terms, or at all, in the future.

We borrow money to pay for the acquisition, development and operation of our properties, to repurchase our common stock and for other general corporate purposes. Our credit facility currently expires on June 1, 2004, when the principal amount of all outstanding borrowings must be paid. Since the term of our credit facility is limited, our ability to fund acquisitions and provide funds for working capital and other cash needs following the expiration or utilization of the credit facility will depend primarily on our ability to obtain additional private or public equity or debt financing.

A downturn in the economy could make it difficult for us to borrow money on favorable terms. If we are unable to borrow money on favorable terms, we may need to sell some of our assets at unfavorable prices in order to pay our loans. We could encounter several problems, including:

•	insufficient cash flow to meet required payments of principal and interest;

•	an increase on variable interest rates on indebtedness; and

•	an inability to refinance existing indebtedness on favorable terms or at all.

Our leverage could harm our ability to operate our business and fulfill our debt obligations.

We have significant debt service obligations. As of September 30, 2003, we had total liabilities of approximately $398.7 million, excluding unused commitments under our credit facility, and total stockholders’ equity of approximately $306.9 million. Payments to service this debt totaled approximately $20.8 million during the nine months ended September 30, 2003. Our debt level increases the possibility that we could be unable to generate cash sufficient to pay the principal of, interest on or other amounts due in respect of our indebtedness. In addition, we may incur additional debt from time to time to fund our stock buy back program, finance strategic acquisitions, investments or for other purposes, subject to the restrictions contained in our debt instruments.

We have not used derivatives extensively to mitigate our interest rate risks.

Historically, we have not used interest rate swaps, caps and floors or other derivative transactions extensively to help us mitigate our interest rate risks because we have determined that the cost of these transactions outweighed their potential benefits and could have, in some cases, jeopardized our status as a REIT. Generally, income from derivative transactions qualifies for purposes of the 95% gross income test but not for purposes of the 75% gross income test.

We recently entered into swap agreements to hedge our exposure to variable interest rates on two mortgages with remaining principal balances of approximately $25 million as of September 30, 2003. Even if we were to use derivative transactions more extensively, we would not be fully insulated from the prepayment and interest rate risks to which we are exposed. However, we do not have any policy that prohibits us from using derivative transactions or other hedging strategies more extensively in the future. If we do engage in additional derivative transactions in the future, we cannot assure you that a liquid secondary market will exist for any instruments purchased or sold in those transactions, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We may change our policies without stockholder approval.

Our major policies, including those concerning our qualification as a REIT and with respect to dividends, acquisitions, debt and investments, are established by our board of directors. Although it has no present intention to do so, the board of directors may amend or revise these and other policies from time to time without a vote of or advance notice to our stockholders. Accordingly, holders of our capital stock will have no control over changes in our policies, including any policies relating to the payment of dividends or to maintaining qualification as a REIT. In addition, policy changes could harm our financial condition, results of operations, the price of our securities or our ability to pay dividends.

Recently enacted U.S. federal income tax legislation reduces the maximum tax rates applicable to corporate dividends from 38.6% to 15%, which may make investments in corporations relatively more attractive than investments in REITs and negatively affect our stock price as a result.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduces the tax rates applicable to corporate dividends, in the case of individual taxpayers, from as high as 38.6% to 15% through December 31, 2008. The reduced maximum 15% rate imposed on some corporate dividends implemented by the Jobs and Growth Tax Relief Reconciliation Act of 2003 does not, however, generally apply to ordinary dividends paid by REITs. We do not presently expect that ordinary dividends paid by us will be eligible for the reduced tax rate on dividends. This change in the maximum tax rate on qualifying dividends may make investments in corporate stock relatively more attractive than investments in REITs, which could harm our stock price.

An increase in market interest rates could cause the respective prices of our common stock and preferred stock to decrease.

One of the factors that may influence the respective market prices of our shares of common stock and preferred stock will be the annual dividend yield on the price paid for shares of our common stock or preferred stock as compared to yields on other financial instruments. An increase in market interest rates may lead prospective purchasers of our stock to seek a higher annual yield from their investments, which may adversely affect the respective market prices of our common stock and preferred stock. As of September 30, 2003, interest rates in the U.S. were near their historic lows.

We may incur additional indebtedness, which may harm our financial position and cash flow and potentially impact our ability to pay dividends.

Our governing documents and existing debt instruments do not limit us from incurring additional indebtedness and other liabilities. As of September 30, 2003, we had approximately $367.5 million of indebtedness outstanding. We may incur additional indebtedness and become more highly leveraged, which could harm our financial position and potentially limit our cash available to pay dividends. As a result, we may not have sufficient funds to satisfy our dividend obligations relating to the Series A preferred stock, or pay dividends on our common stock, if we assume additional indebtedness.

We cannot assure you that we will be able to pay dividends regularly although we have done so in the past.

Our ability to pay dividends in the future is dependent on our ability to operate profitably and to generate cash from our operations. Although we have done so in the past, we cannot guarantee that we will be able to pay dividends on a regular quarterly basis in the future. Furthermore, any new shares of common stock issued will substantially increase the cash required to continue to pay cash dividends at current levels. Any common stock or preferred stock that may in the future be issued to finance acquisitions, upon exercise of stock options or otherwise would have a similar effect. In addition, our existing credit facility limits our ability to pay quarterly dividends to stockholders.

Our ability to pay dividends is further limited by the requirements of Maryland law.

Our ability to pay dividends on our common stock and preferred stock is further limited by the laws of Maryland. Under the Maryland General Corporation Law, a Maryland corporation may not make a distribution if, after giving effect to the distribution, either the corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business or the corporation’s total assets would be less than the sum of the corporation’s total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Accordingly, we cannot make a distribution, except by dividend, on our common stock or preferred stock if, after giving effect to the distribution, our total assets would be less than the sum of our liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of any shares of preferred stock then outstanding, or if we would not be able to pay our indebtedness as it became due.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (1)	2.32	2.51	2.46	2.41	3.54	2.73	3.06

(1)	The ratio of earnings to combined fixed charges and preferred stock dividends is calculated by dividing (a) fixed charges plus income from continuing operations and amortization of capitalized interest less interest capitalized by (b) fixed charges plus preferred stock dividends. Fixed charges consist of interest costs, whether expensed or capitalized, and the interest component of rental expenses. Preferred stock dividends consist of the amount of pre-tax earnings that is required to pay the dividends on our outstanding Series A preferred stock. We did not pay any dividend on our outstanding Series A preferred stock during the periods presented in the table above.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we will use all or a portion of the net proceeds from the sale of our securities offered by this prospectus for general working capital purposes. General working capital purposes may include repayment of debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement. The net proceeds may be invested temporarily or applied to repay short-term or revolving debt until they are used for their stated purpose.

DESCRIPTION OF SECURITIES

Debt Securities

Any of our debt securities issued under this prospectus will be our direct, unsecured general obligations. Our debt securities will be either senior debt securities (“Senior Debt Securities”) or subordinated debt securities (“Subordinated Debt Securities”).

The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate indentures between us and one or more U.S. banking institutions, as trustee (each, a “Trustee”). Senior Debt Securities will be issued under a “Senior Debt Indenture” and Subordinated Debt Securities will be issued under a “Subordinated Debt Indenture.” Together the Senior Debt Indenture and the Subordinated Debt Indenture are called “Indentures.”

Our debt securities may be issued from time to time in one or more series. The particular terms of each series that is offered by a prospectus supplement will be described in the applicable prospectus supplement.

We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement of which this prospectus forms a part, and you should read the Indentures for provisions that may be important to you. Whenever we refer in this prospectus or in the prospectus supplement to defined terms of the Indentures, those defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in this summary have the meanings specified in the Indentures.

General

The debt securities will be our direct, unsecured general obligations. The Senior Debt Securities will rank equally with all of our other unsecured and unsubordinated indebtedness. The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of our Senior Indebtedness (including the Senior Debt Securities) as described under the “Subordination” section below and in the prospectus supplement applicable to any Subordinated Debt Securities.

The Indentures provide that our debt securities may be issued without limit as to aggregate principal amount, in one or more series, and in any currency or currency units, in each case as established from time to time in or under the authority granted by a resolution of our board of directors or as established in one or more supplemental indentures. All debt securities of one series need not be issued at the same time and may vary as to interest rate, maturity and other provisions, and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

A prospectus supplement will include the terms of any debt securities being offered (the “Offered Debt Securities”). These terms will include some or all of the following:

•	the title of the Offered Debt Securities;

•	whether the Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

•	the total principal amount of the Offered Debt Securities;

•	the dates on which the principal of the Offered Debt Securities will be payable;

•	the interest rate, which may be fixed or variable, of the Offered Debt Securities and the interest payment dates for the Offered Debt Securities;

•	the places where payments on the Offered Debt Securities will be payable;

•	any terms upon which the Offered Debt Securities may be redeemed at our option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Offered Debt Securities;

•	whether the Offered Debt Securities are defeasible;

•	any addition to or change in the Events of Default;

•	if convertible into shares of our common stock or any of our other securities, the terms on which such Offered Debt Securities are convertible;

•	any addition to or change in the covenants in the applicable Indenture; and

•	any other terms of the Offered Debt Securities not inconsistent with the provisions of the applicable Indenture.

If so provided in the applicable prospectus supplement, we may issue our debt securities at a discount below their principal amount and pay less than the entire principal amount of our debt securities upon declaration of acceleration of their maturity (the “Original Issue Discount Securities”). The applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to the Original Issue Discount Securities.

The general provisions of the Indentures do not contain any provisions that would limit our ability or the ability of our subsidiaries to incur indebtedness or that would afford holders of our debt securities protection in the event of a highly leveraged or similar transaction involving us or any of our subsidiaries. Please refer to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to, if any, the Events of Default described below that are applicable to the Offered Debt Securities or any covenants or other provisions providing event risk or similar protection.

Form, Exchange and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons. Unless otherwise indicated in the applicable prospectus supplement, the securities will be issued in denominations of $1,000 each or multiples thereof.

Subject to the terms of the applicable Indenture and the limitations applicable to global securities, debt securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for that purpose, without the payment of any service charge except for any tax or governmental charge.

Global Securities

The debt securities of any series may be issued, in whole or in part, by one or more global certificates that will be deposited with the depositary identified in the applicable prospectus supplement.

No global security may be exchanged in whole or in part for the debt securities registered in the name of any person other than the depositary for that global security or any nominee of that depositary unless:

•	the depositary is unwilling or unable to continue as depositary;

•	an Event of Default has occurred and is continuing; or

•	as otherwise provided in the applicable prospectus supplement.

Unless otherwise stated in any prospectus supplement, The Depository Trust Company (“DTC”) will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be affected only through, records maintained by DTC and its participants.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name that debt security is registered at the close of business on the regular record date for that interest payment.

Unless otherwise indicated in the applicable prospectus supplement, principal, interest and any premium on our debt securities will be paid at designated places. However, at our option, payment may be made by check mailed to the persons in whose names our debt securities are registered on days specified in the applicable Indenture or any prospectus supplement.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, each of the following will constitute an event of default (“Event of Default”) under the Indentures with respect to our debt securities of any series:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable and continuance of that default for a period of 30 days;

•	default in the payment of the principal of (and premium, if any, on) any debt security of that series at its Maturity;

•	default in the deposit of any sinking fund payment, when and as due by the terms of a debt security of that series;

•	default in the performance, or breach, of any covenant or warranty in the applicable Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere specifically dealt with or which expressly has been included in the applicable Indenture solely for the benefit of debt securities of a series other than that series) and continuance of such default or breach for a period of 30 days after there has been given, by registered or certified mail, to us by the Trustee, or to us and the Trustee by the Holders of at least 25% in principal amount of the outstanding debt securities of that series, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default”;

•	certain events of bankruptcy, insolvency or reorganization with respect to us; or

•	any other Event of Default provided with respect to debt securities of that series.

Each Indenture requires us to file with the Trustee, annually, an officers’ certificate as to our compliance with all conditions and covenants under the applicable Indenture. Each Indenture provides that the Trustee may withhold notice to the Holders of a series of debt securities of any default, except payment defaults on those debt securities, if it considers such withholding to be in the interest of the Holders of that series of debt securities.

If an Event of Default with respect to our debt securities of any series at the time outstanding occurs and is continuing, then in every case the Trustee or the Holders of not less than 25% in principal amount of our outstanding debt securities of that series may declare the principal amount, or, if any debt securities of that series are Original Issue Discount Securities, that portion of the principal amount of those Original Issue Discount Securities as may be specified in the terms of those Original Issue Discount Securities, of all our debt securities of that series to be due and payable immediately, by a notice in writing to us, and to the Trustee if given by Holders, and upon any such declaration that principal amount, or specified amount, plus accrued and unpaid interest (and premium, if any) will become immediately due and payable. Upon payment of that amount in the currency in which such debt securities are denominated

(except as otherwise provided in the applicable Indenture or specified in the prospectus supplement), all of our obligations in respect of the payment of principal of the debt securities of that series will terminate.

If an Event of Default results from bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of a series, or that portion of the principal amount of such debt securities as may be specified in a prospectus supplement, will automatically become immediately due and payable.

Subject to the provisions of each Indenture relating to the duties of the Trustee, in case an Event of Default with respect to our debt securities of a particular series occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under that Indenture at the request, order or direction of any of the Holders of Debt securities of that series, unless the Holders have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in complying with such request or direction. Subject to the provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of our outstanding debt securities of that series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the applicable Indenture, or exercising any trust or power conferred on the Trustee with respect to our debt securities of that series.

At any time after a declaration of acceleration with respect to our debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in the Indentures, the Holders of a majority in principal amount of our outstanding debt securities of that series, by written notice to us and the Trustee, may rescind and annul such declaration and its consequences, subject to any terms or conditions specified in the applicable prospectus supplement.

Merger or Consolidation

Each Indenture provides that we may not consolidate with or merge with or into or wind up into, whether or not we are the surviving corporation, or sell, assign, convey, transfer or lease our properties and assets substantially as an entirety to any Person, unless:

•	the corporation formed by the consolidation or into which we are merged or the Person which acquires by conveyance or transfer, or which leases our properties and assets substantially as an entirety (the “successor corporation”) is a corporation organized and existing under the laws of the United States or any State or territory thereof or the District of Columbia and expressly assumes by a supplemental indenture the due and punctual payment of the principal of (and premium, if any) and interest on all our debt securities issued under the applicable Indenture and the performance of every covenant in the applicable Indenture on our part to be performed or observed;

•	immediately after giving effect to such transaction, no Event of Default under the applicable Indenture, and no event which, after notice or lapse of time, or both, would become an Event of Default, has happened and is continuing; and

•	the other conditions as may be specified in the applicable prospectus supplement.

Modification or Waiver

Without prior notice to or consent of any Holders, we and the Trustee, at any time and from time to time, may modify the applicable Indenture for any of the following purposes:

•	to evidence the succession of another corporation to our rights and the assumption by that successor of our covenants and obligations under the applicable Indenture and under our debt securities issued thereunder in accordance with the terms of the applicable Indenture;

•	to add to our covenants for the benefit of the Holders of all or any series of our debt securities, and if those covenants are to be for the benefit of less than all series, stating that those covenants are expressly being included solely for the benefit of that series, or to surrender any of our rights or powers under the applicable Indenture;

•	to add any additional Events of Default, and if those Events of Default are to be applicable to less than all series, stating that those Events of Default are expressly being included solely to be applicable to that series;

•	to change or eliminate any of the provisions of the applicable Indenture, provided that any such change or elimination will become effective only when there is no outstanding debt security issued thereunder of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply;

•	to secure the debt securities issued thereunder or to provide that any of our obligations under the debt securities or the applicable Indenture shall be guaranteed and the terms and conditions for the release or substitution of the security or guarantee;

•	to supplement any of the provisions of the applicable Indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities, provided that any such action will not adversely affect the interests of the Holders of debt securities of that series or any other series of debt securities issued under the applicable Indenture in any material respect;

•	to establish the form or terms of debt securities as permitted by the applicable Indenture;

•	to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of debt securities and to add to or change any of the provisions of the applicable Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or

•	to cure any ambiguity, to correct or supplement any provision in the applicable Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the applicable Indenture and the debt securities issued thereunder and the Trust Indenture Act (the “TIA”) or to make any other provisions with respect to matters or questions arising under the applicable Indenture which will not be inconsistent with any provision of the applicable Indenture; provided those other provisions do not adversely affect the interests of the Holders of our outstanding debt securities of any series created thereunder prior to such modification in any material respect.

With the written consent of the Holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by such modification voting separately, we and the Trustee may modify the applicable Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of the Holders of debt securities under the applicable Indenture; provided, however, that such modifications may not, without the consent of the Holder of each outstanding debt security of each series affected, modify the principal or interest terms, reduce the percentage required for modifications or otherwise conflict with the required provisions of the TIA or make those changes or modifications specified in the applicable prospectus supplement as requiring the consent of the Holder of each outstanding debt security for each series affected.

A modification which changes or eliminates any covenant or other provision of the applicable Indenture with respect to one or more particular series of debt securities or which modifies the rights of the Holders of debt securities of that series with respect to that covenant or other provision, will be deemed not to affect the rights under the applicable Indenture of the Holders of debt securities of any other series.

Each of the Indentures provides that the Holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant Trustee, may on behalf of the Holders of the debt securities of that series waive any Default or Event of Default and its consequences under the applicable Indenture, except:

•	a continuing Default or Event of Default in the payment of interest on, premium on, if any, or the principal of any such debt security held by a non-consenting Holder; or

•	a default in respect of a covenant or provision of the applicable Indenture which cannot be modified or amended without the consent of the Holder of each outstanding debt security of each series affected.

Senior Debt Securities

The Senior Debt Securities will be unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. The Senior Debt Securities will, however, be subordinated in right of payment to all of our secured indebtedness to the extent of the value of the assets securing that indebtedness. Except as provided in the Senior Debt Indenture or specified in any authorizing resolution or supplemental indenture relating to a series of Senior Debt Securities to be issued, no Senior Debt Indenture will limit the amount of additional indebtedness that may rank equally with the Senior Debt Securities or the amount of indebtedness, secured or otherwise, that may be incurred or preferred stock that may be issued by any of our subsidiaries.

Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Debt Indenture or as described in the applicable prospectus supplement in right of payment to the prior payment in full of all Senior Indebtedness, including Senior Debt Securities, but our obligation to make payment of principal of (and premium, if any) or interest on the Subordinated Debt Securities will not otherwise be affected.

Unless otherwise indicated in a prospectus supplement, no payment on account of principal (and premium, if any), sinking funds or interest may be made on the Subordinated Debt Securities at any time when there is a default in the payment of principal (and premium, if any), interest or certain other obligations on Senior Indebtedness. In addition, the prospectus supplement for each series of Subordinated Debt Securities may provide that payments on account of principal (and premium, if any) or interest in respect of such Subordinated Debt Securities may be delayed or not paid under the circumstances and for the periods specified in that prospectus supplement. Unless otherwise indicated in a prospectus supplement, in the event that, notwithstanding the foregoing, any payment by us described in the foregoing sentence is received by the Trustee under the Subordinated Debt Indenture or the Holders of any of the Subordinated Debt Securities before all Senior Indebtedness is paid in full, that payment or distribution will be paid over to the Holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the Holders of such Senior Indebtedness. Subject to payment in full of Senior Indebtedness, the Holders of the Subordinated Debt Securities will be subrogated to the rights of the Holders of the Senior Indebtedness to the extent of payments made to the Holders of such Senior Indebtedness out of the distributive share of the Subordinated Debt Securities.

By reason of this subordination, in the event of a distribution of assets upon insolvency, certain of our general creditors may recover more, ratably, than holders of the Subordinated Debt Securities. The Subordinated Debt Indenture provides that the subordination provisions will not apply to money and securities held in trust under the satisfaction and discharge and the legal defeasance provisions of the Subordinated Debt Indenture.

If this prospectus is being delivered in connection with the offering of a series of Subordinated Debt Securities, the accompanying prospectus supplement or the information incorporated by reference therein will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date. “Senior Indebtedness” with respect to any series of Subordinated Debt Securities will have the meaning specified in the applicable prospectus supplement for that series.

Discharge, Legal Defeasance and Covenant Defeasance

The applicable Indenture with respect to the debt securities of any series may be discharged, subject to the terms and conditions as specified in the applicable prospectus supplement when either:

•	all debt securities, with the exceptions provided for in the Indenture, of that series have been delivered to the Trustee for cancellation;

•	all debt securities of that series not theretofore delivered to the Trustee for cancellation:

—	have become due and payable;

—	will become due and payable at their Stated Maturity within one year; or

—	are to be called for redemption within one year; or

•	certain events or conditions occur as specified in the applicable prospectus supplement.

In addition, each series of debt securities may provide additional or different terms or conditions for the discharge or defeasance of some or all of our obligations as may be specified in the applicable prospectus supplement.

If provision is made for the defeasance of debt securities of a series, and if the debt securities of that series are registered securities and denominated and payable only in U.S. dollars, then the provisions of each Indenture relating to defeasance will be applicable except as otherwise specified in the applicable prospectus supplement for debt securities of that series. Defeasance provisions, if any, for debt securities denominated in a foreign currency or currencies may be specified in the applicable prospectus supplement.

At our option, either (1) we will be deemed to have been discharged from our obligations with respect to debt securities of any series (i.e., the legal defeasance option) or (2) we will cease to be under any obligation to comply with certain provisions of the applicable Indenture with respect to certain covenants, if any, specified in the applicable prospectus supplement with respect to debt securities of any series (i.e., the covenant defeasance option) at any time after the conditions set forth in the applicable prospectus supplement have been satisfied.

Conversion Rights

The terms and conditions, if any, upon which Offered Debt Securities are convertible into shares of our capital stock will be set forth in the prospectus supplement relating thereto. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the Holder or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of those Offered Debt Securities.

Corporate Existence

Subject to the terms of the applicable Indenture, we will do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, charter and statutory rights and franchises; provided, however, that we will not be required to preserve any right or franchise if we determine that the preservation thereof is no longer desirable in the conduct of our business.

Trustee, Paying Agent and Registrar

The initial Trustee under each of the Senior Debt Indenture and the Subordinated Debt Indenture will be Union Bank of California, N.A., a national banking association. Union Bank of California, N.A. will also be the initial paying agent and registrar for the debt securities. Union Bank of California, N.A. and its affiliates have in the past provided, and may in the future provide, commercial banking and financing services to us in the ordinary course of their businesses. The Indentures provide that we will indemnify the Trustee and hold it harmless against any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust created by the applicable Indenture or the performance of its duties under such Indenture.

Governing Law

The Indentures and our debt securities will be governed by, and construed in accordance with, the law of the State of New York.

Common Stock

General

Our charter provides that we may issue up to 50,000,000 shares of common stock, par value $0.02 per share. As of January 14, 2004, 16,311,955 shares of our common stock were issued and outstanding. The following description of the terms of our common stock is only a summary. For a complete description, we refer you to the Maryland General Corporate Law and our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Dividends and Liquidation Preference

Holders of our common stock are entitled to receive dividends when authorized by our board of directors out of assets legally available for the payment of dividends. They are also entitled to share ratably in assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock, including our preferred stock, and to the provisions of our charter regarding restrictions on transfer of our stock.

Voting Rights

Subject to our charter restrictions on transfer of our stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, including our Series A preferred stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Approval of Extraordinary Transactions

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. In accordance with Maryland law, our charter provides that these matters may be approved by a majority of the votes cast.

Transfer Agent

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

Other Provisions

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to our charter restrictions on transfer of stock, all shares of common stock will have equal dividend, liquidation and other rights. Under Maryland law, our stockholders generally are not liable for our debts or obligations.

Series A Preferred Stock

General

Our board of directors has adopted articles supplementary to our charter establishing the number and fixing the terms, designations, powers, preferences, rights, limitations and restrictions of a series of our preferred stock classified as the 8.75% Series A Cumulative Redeemable Preferred Stock, which, for shorthand purposes, we refer to as our Series A preferred stock. Our board of directors has authorized 805,000 shares of the Series A preferred stock. We issued 805,000 shares of our Series A preferred stock in a private placement in August 2003.

The following summary of the terms and provisions of the Series A preferred stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our charter, including the articles supplementary creating the Series A preferred stock, each of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Dividends

Holders of our Series A preferred stock are entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends on the Series A preferred stock at a rate of 8.75% per year of the $50.00 liquidation preference (equivalent to a fixed annual rate of $4.375 per year). Dividends on the Series A preferred stock are payable quarterly in arrears on or before January 15, April 15, July 15 and October 15 of each year or, if not a business day, the next succeeding business day, without any additional interest or adjustment for any such delay. Dividends on the Series A preferred stock are cumulative from the date of original issuance.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Series A preferred stock will have the right to receive, out of assets that are legally available for distribution to our stockholders, a liquidation preference of $50.00 per share, plus accrued and unpaid dividends (whether or not declared) to the date of payment, before any payments are made to the holders of our common stock and any other of our equity securities ranking junior to the Series A preferred stock as to liquidation rights. The rights of the holders of the Series A preferred stock to receive their liquidation preference will be subject to the proportionate rights of each other series or class of our equity securities that we may issue in the future that ranks on parity with the Series A preferred stock.

Maturity

The Series A preferred stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. We are not required to set aside funds to redeem the Series A preferred stock. Accordingly, the Series A preferred stock will remain outstanding indefinitely, unless we decide to redeem it at our option.

Redemption

We may not redeem the Series A preferred stock prior to August 5, 2008, except in limited circumstances to preserve our status as a qualified real estate investment trust for federal income tax purposes. On or after August 5, 2008, at our option, we may redeem the Series A preferred stock, in whole or in part, at any time and from time to time, for cash at $50.00 per share, plus accrued and unpaid dividends, if any, to and including the redemption date. Any partial redemption generally will be on a pro rata basis.

Ranking

The Series A preferred stock ranks:

•	senior to our common stock;

•	on parity with any shares of capital stock that we may issue in the future the terms of which specifically provide that they are on parity with the Series A preferred stock; and

•	junior to all shares of capital stock that we may issue in the future the terms of which specifically provide that they rank senior to the Series A preferred stock.

Voting Rights

Holders of our Series A preferred stock generally have no voting rights. If, however, dividends on any outstanding shares of Series A preferred stock have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series A preferred stock, voting as a class with the holders of all other classes or series of our equity securities ranking on parity with the Series A preferred stock that are entitled to similar voting rights, will be entitled to elect two additional directors to our board of directors to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series A preferred stock cannot be made, and certain other actions may not be taken, without the affirmative vote of holders of at least two-thirds of the outstanding shares of Series A preferred stock, voting separately as a class.

Conversion

The Series A preferred stock is not convertible into, or exchangeable for, any other of our property or securities.

Transfer Agent

The transfer agent and registrar for our Series A preferred stock is EquiServe Trust Company, N.A.

Blank Check Preferred Stock

General

Our charter provides that we may issue up to 10,000,000 shares of preferred stock, par value $0.01 per share, which includes the 805,000 outstanding shares of Series A preferred stock described above. With respect to the remaining authorized but unissued 9,195,000 shares of our preferred stock, our board of directors, without action by stockholders, may:

•	authorize the issuance of shares of preferred stock in one or more series;

•	establish the number of shares in each series; and

•	fix the designations, powers, preferences and rights of each series and the qualifications, limitations or restrictions of such series.

Each time that we issue a new series of preferred stock, we will file with the State Department of Assessment and Taxation of Maryland a definitive articles supplementary relating to that series of preferred stock. In addition, the prospectus supplement relating to that new series of preferred stock will specify the particular amount, price and other terms of that new series. These terms may include:

•	the designation of the title of the series;

•	dividend rates;

•	redemption provisions, if any;

•	special or relative rights in the event of liquidation, dissolution, distribution or winding up of our company;

•	sinking fund provisions, if any;

•	whether the preferred stock will be convertible into our common stock or any of our other securities or exchangeable for securities of any other person;

•	voting rights; and

•	any other preferences, privileges, powers, rights, qualifications, limitations and restrictions.

Ranking

Each new series of our preferred stock will rank with respect to each other series of our preferred stock as specified in the prospectus supplement relating to that new series of preferred stock.

Dividends

Holders of each new series of preferred stock will be entitled to receive cash dividends or dividends in kind, if declared by our board of directors, out of funds legally available for dividends. For each series of preferred stock, we will specify in the prospectus supplement:

•	the dividend rates;

•	whether the rates will be fixed or variable or both;

•	the dates of distribution of the cash dividends; and

•	whether the dividends on any series of preferred stock will be cumulative or non-cumulative.

We will pay dividends to holders of record of preferred stock, as they appear on our records, on the record dates fixed by our board of directors. In the event that we decide to issue shares of preferred stock, such shares may not rank senior to our Series A preferred stock with respect to the payment of dividends without the affirmative vote or consent of the holders of at least two-thirds of the then-outstanding shares of our Series A preferred stock.

Conversion and Exchange

The prospectus supplement for any new series of preferred stock will state the terms and other provisions, if any, on which shares of the new series of preferred stock are convertible into shares of our common stock or any of our other securities or exchangeable for securities of a third party.

Redemption

We will specify in the prospectus supplement relating to each new series of preferred stock:

•	whether that new series will be redeemable at any time, in whole or in part, at our option or at the option of the holder of the shares of preferred stock;

•	whether that new series will be subject to mandatory redemption under a sinking fund or on other terms; and

•	the redemption prices, if applicable.

In the event that preferred stock is partially redeemed, the shares to be redeemed will be determined by lot, on a proportionate basis or any other method determined to be equitable by our board of directors.

Dividends will cease to accrue on shares of preferred stock called for redemption, and all rights of holders of redeemed shares will terminate, on or after a redemption date, except for the right to receive the redemption price, unless we default in the payment of the redemption price.

Liquidation Preference

Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive:

•	distributions upon liquidation in the amount provided in the prospectus supplement of that series of preferred stock; plus

•	any accrued and unpaid dividends.

These payments will be made to holders of preferred stock out of our assets available for distribution to stockholders before any distribution is made on any securities ranking junior to the preferred stock regarding liquidation rights. In the event that we decide to issue shares of preferred stock, such shares may not rank senior to our Series A preferred stock with respect to the distribution of assets upon liquidation, dissolution or winding up without the affirmative vote or consent of the holders of at least two-thirds of the then-outstanding shares of our Series A preferred stock.

Voting Rights

The holders of shares of any series of preferred stock will have no voting rights except as provided in the articles supplementary relating to the series or the applicable prospectus supplement.

Restrictions on Transfer and Ownership of Stock

Our charter requires our board of directors to use its reasonable best efforts to cause our company and our stockholders to qualify for federal income tax treatment in accordance with provisions of the Internal Revenue Code applicable to a real estate investment trust, or REIT. Accordingly, our charter requires our board of directors to use its reasonable best efforts to take those actions that are necessary and, in its sole judgment and discretion, desirable to preserve our status as a REIT; provided, however, that if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT, our board of directors may revoke or otherwise terminate our election to be taxed as a REIT.

To qualify as a REIT under the Internal Revenue Code, we must, among other things, satisfy the Five-or-Fewer Requirement and 100-Stockholder Requirement described below. To reduce the risk that we would fail to meet these requirements, our charter places limitations on the transferability of our stock.

Subject to limited exceptions, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Internal Revenue Code:

•	more than 9.8% (in value) of the aggregate of the outstanding shares of our common and preferred stock taken together (for shorthand purposes, we refer to this limit as the Aggregate Stock Ownership Limit) or

•	more than 9.8% (in number or value, whichever is more restrictive) of the outstanding shares of our common stock (for shorthand purposes, we refer to this limit as the Common Stock Ownership Limit).

In addition to either of the foregoing ownership limits, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Internal Revenue Code, or acquire any shares of any class of our stock if the ownership or acquisition:

•	would cause more than 50% in value of our outstanding stock to be owned, either actually or constructively under the applicable attribution rules of the Internal Revenue Code, by five or fewer individuals, as defined in the Internal Revenue Code to include specified entities (we refer to this requirement as the Five-or-Fewer Requirement) or

•	would result in our common and preferred stock, when taken together, being beneficially owned by less than 100 persons, determined without reference to any rules of attribution (we refer to this requirement as the 100-Stockholder Requirement).

Acquisition or ownership (actual or constructive) of our stock in violation of these restrictions results in automatic transfer of the stock to a trust for the benefit of a charitable beneficiary or, under limited specified circumstances, the violative transfer may be deemed void ab initio, or we may choose to redeem the violative shares.

As noted above, if any transfer of stock occurs that, if effective, will result in any person beneficially or constructively owning (under the applicable attribution rules of the Internal Revenue Code) shares of stock in excess of an applicable ownership restriction (for ease of reference, we refer to such a person as a Prohibited Owner), the shares will be automatically transferred to a trust for the benefit of a charitable beneficiary, effective as of the close of business on the business day prior to the date of the purported transfer to the Prohibited Owner. While those shares of stock are held in trust, the trustee will have all voting rights with respect to the shares, and all dividends or distributions paid on the shares will be paid to the trustee of the trust for the benefit of the charitable beneficiary (any dividend or distribution paid on the stock prior to the discovery by us that the shares have been automatically transferred to the trust will, upon demand, be paid over to the trustee for the benefit of the charitable beneficiary). Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee of the trust will be required to sell the shares held in the trust to a person, designated by the trustee, who may own the shares without violating the ownership restrictions (for ease of reference, we refer to such a person as a Permitted Holder). Upon sale, the price paid for the shares by the Permitted Holder will be distributed to the Prohibited Owner to the extent of the lesser of:

•	the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares (e.g., in the case of a gift, devise or other transaction), the market price (as defined in our charter) on the date of the event that caused the shares to be held in trust and

•	the price received by the trustee from the sale or other disposition of shares.

Any net sales proceeds in excess of this amount will be paid immediately to the charitable beneficiary.

Our charter exempts Peter B. Bedford, our chief executive officer and chairman of the board, from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit. Mr. Bedford is limited to the ownership, either actual or constructive under the applicable attribution rules of the Internal Revenue Code, of no more than 15% of the lesser of the number or value of the outstanding shares of common stock.

In addition, our charter permits our board of directors to waive, under limited conditions, the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit for other stockholders as to any class or series of our outstanding stock and to establish an ownership limitation relating to the stockholders’ stock ownership.

If our board of directors at any time determines in good faith that a transfer or other event has taken place that results in a violation of the above-described ownership limits or that a person intends to acquire or has attempted to acquire constructive or beneficial ownership of our stock in violation of the above described limits, our board of directors is required to take any action that it deems advisable to refuse to give effect to, or to prevent, a violative transfer or other event, including but not limited to causing us to repurchase the stock, refusing to give effect to the ownership or acquisition on our books or instituting proceedings to enjoin the transfer or event.

The constructive ownership rules are complex and may cause our capital stock owned beneficially or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the number or value of our outstanding capital stock (or the acquisition of an interest in an entity that owns our capital stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own our capital stock in excess of the limits described above and, thus, subject the capital stock to the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit set forth in our charter.

Our charter also requires all persons who own 9.8% (or such lower percentage as required by the Internal Revenue Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our stock to file each year a completed questionnaire with us containing information regarding their ownership of the shares as set forth in the Treasury Regulations. In addition, upon demand, each beneficial or constructive owner of our stock is required to disclose to us in writing the information that we, in good faith, deem necessary to determine our status as a REIT or to comply with the requirements of any taxing authority or governmental agency or to determine our compliance.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of our stockholders.

PLAN OF DISTRIBUTION

The debt securities, preferred stock and common stock may be sold:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents; or

•	to investors directly in negotiated sales or in competitively bid transactions.

The prospectus supplement for each series of securities that we sell will describe that offering, including:

•	the name or names of any underwriters;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Underwriters

If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. The underwriters will be obligated to purchase all of these securities if any are purchased.

The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We also may sell the securities in connection with a remarketing upon their purchase, in connection with a redemption or repayment, by a remarketing firm acting as principal for its own account or as our agent. Remarketing firms may be deemed to be underwriters in connection with the securities that they remarket.

We may authorize underwriters to solicit offers by institutions to purchase the securities, subject to the underwriting agreement, from us, at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the prospectus supplement will describe the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

Agents

We may also sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement.

Direct Sales

We may sell any of the securities directly to purchasers. In the event of such a direct sale, we will not engage underwriters or agents in the offer and sale of these securities.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933 and agree to contribute to payments that these underwriters, dealers or agents may be required to make.

No Assurance of Liquidity

The securities offered under this prospectus may be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the securities. We cannot assure you that there will be liquidity in the trading market for any securities of any series.

LEGAL MATTERS

The validity of each of the securities being offered under this prospectus will be passed upon for us by Venable LLP, Baltimore, Maryland.

EXPERTS

The financial statements of Bedford Property Investors, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002 and the related financial statement schedule have been incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part in reliance upon the report of KPMG LLP, independent auditors, appearing in our annual report on Form 10-K, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGE IN AUDITORS

On March 20, 2003, we announced the dismissal of our independent auditors, KPMG LLP, and engaged the services of PricewaterhouseCoopers LLP as our new independent auditors for the fiscal year ending December 31, 2003. Our board of directors and audit committee authorized the dismissal of KPMG LLP and the engagement of PricewaterhouseCoopers.

KPMG LLP’s reports on Bedford Property Investors’ consolidated financial statements for the fiscal years ended December 31, 2002 and 2001 and for the period through the date of KPMG LLP’s dismissal did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG LLP’s report on the consolidated financial statements of Bedford Property Investors, Inc. as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001 included in the 2001 annual report on Form 10-K/A contained a separate paragraph stating that the consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the three year period ended December 31, 2001 were restated.

Through the date of KPMG LLP’s dismissal, there were no (1) disagreements with KPMG LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to KPMG LLP’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its report on Bedford Property Investors’ financial statements or our accompanying financial statements or (2) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

PART II

Information Not Required in the Prospectus

Item 14.	Other Expenses of Issuance and Distribution.

The following table lists the expenses that we expect to incur in connection with the preparation and filing of the registration statement, including amendments thereto, and the printing and distribution of the prospectus contained therein, all of which will be paid by us. All amounts listed below, other than the SEC registration fee, are estimates.

SEC Registration fee	$20,225
Printing and engraving expenses	100,000
Accounting fees and expenses	25,000
Legal fees and expenses	400,000
Miscellaneous expenses	4,775

Total	$550,000

Item 15.	Indemnification of Directors and Officers.

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding unless it is established that:

•	the act or omission was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty,

•	the director or officer actually received an improper personal benefit in money, property or services or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the prescribed standard of conduct is not met. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter also authorizes us, to the maximum extent permitted by Maryland law, to indemnify (a) any present or former director or officer or (b) any director or officer who, at our request, serves another corporation or other enterprise as a director, officer, partner or trustee, against any claim or liability arising from that status and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us to provide such indemnification and advance of expenses. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served our predecessor in any of the capacities described above and any employee or agent of our predecessor or us.

We have also purchased directors and officers liability insurance that provides coverage against certain liabilities, including liabilities under the Securities Act of 1933.

Item 16.	Exhibits.

See Exhibit Index.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions set forth in response to Item 15, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lafayette, State of California, on January 23, 2004.

BEDFORD PROPERTY INVESTORS, INC.

By:	/s/ Peter B. Bedford
Name: Peter B. Bedford Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter B. Bedford, Dennis Klimmek and Hanh Kihara or any of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities to sign any and all amendments to this registration statement (including post-effective statements), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities and on the dates indicated:

Signature	Title	Date

/s/ Peter B. Bedford Peter B. Bedford	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	January 23, 2004

/s/ Hanh Kihara Hanh Kihara	Chief Financial Officer (Principal Financial and Accounting Officer)	January 23, 2004

/s/ Anthony Downs Anthony Downs	Director	January 23, 2004

/s/ Anthony M. Frank Anthony M. Frank	Director	January 23, 2004

/s/ Peter Linneman Peter Linneman	Director	January 23, 2004

/s/ Bowen H. McCoy Bowen H. McCoy	Director	January 23, 2004

/s/ Thomas H. Nolan, Jr. Thomas H. Nolan, Jr.	Director	January 23, 2004

/s/ Martin I. Zankel Martin I. Zankel	Director	January 23, 2004

EXHIBIT INDEX

Exhibit		Description

1.1	(1)	Form of Debt Underwriting Agreement

1.2	(1)	Form of Preferred Stock Underwriting Agreement

1.3	(1)	Form of Common Stock Underwriting Agreement

4.5	(2)	Articles of Amendment and Restatement of Bedford Property Investors, Inc. filed on May 27, 2003

4.6	(3)	Articles Supplementary relating to the Series A Cumulative Redeemable Preferred Stock of Bedford Property Investors, Inc. filed on August 4, 2003

4.7	(4)	Form of Senior Debt Indenture

4.8	(4)	Form of Subordinated Debt Indenture

4.9	(1)	Form of Senior Debt Securities

4.10	(1)	Form of Subordinated Debt Securities

5.1	(4)	Opinion of Venable LLP

12.1	(4)	Statement re computation of ratios

23.1	(4)	Consent of KPMG LLP, independent auditors

23.2	(4)	Consent of Venable LLP (included in Exhibit 5.1 hereto)

24.1	(4)	Power of attorney (included on signature page hereto)

25.1	(4)	Statement of eligibility of trustee on Form T-1 under the Senior Debt Indenture

25.2	(4)	Statement of eligibility of trustee on Form T-1 under the Subordinated Debt Indenture

(1)	To be filed as an exhibit to a subsequent current report on Form 8-K and incorporated herein by reference.

(2)	Incorporated by reference to Exhibit 3.1(d) to the registrant’s quarterly report on Form 10-Q for the period ended June 30, 2003 filed with the Commission on August 8, 2003.

(3)	Incorporated by reference to Exhibit 3.1(e) to the registrant’s quarterly report on Form 10-Q for the period ended June 30, 2003 filed with the Commission on August 8, 2003.

(4)	Filed herewith.